Exhibit 21.1

Schedule of Subsidiaries

Name of Organization	State/Jurisdiction of Incorporation
Yang Ling Bodisen Biology Science and Technology Development Company Limited	People's Republic of China

Bodisen Holdings, Inc.	Delaware

Yang Ling Bodisen Agricultural Technology Co., Ltd.	People's Republic of China

Bodisen Agriculture Material Co. Ltd.	People's Republic of China